Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-222650

San Diego Gas & Electric Company

Final Term Sheet

March 31, 2020

3.320% First Mortgage Bonds, Series UUU, due 2050

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated March 31, 2020 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 1, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	A2 (positive) by Moody’s Investor Service

A (stable) by S&P Global Ratings

A (stable) by Fitch Ratings

Trade Date:	March 31, 2020

Settlement Date:	April 7, 2020 (T+5)

Securities Offered:	3.320% First Mortgage Bonds, Series UUU, due 2050 (the “Bonds”)

Aggregate Principal Amount Offered:	$400,000,000

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2020

Coupon:	3.320% per annum, accruing from April 7, 2020

Maturity:	April 15, 2050

Yield to Maturity:	3.327%

Spread to Benchmark Treasury:	+200 basis points

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Yield:	1.327%

Optional Redemption Provision:	Prior to October 15, 2049 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points. On and after the Par Call Date, 100% of the principal amount.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption. The Bonds are also subject to redemption under the limited circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds-Optional Redemption-Sale, Eminent Domain, Etc.”

Price to Public:	99.867%, plus accrued interest, if any

CUSIP:	797440 BY9

ISIN:	US797440BY99

Total Net Proceeds:	Approximately $396.0 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	BBVA Securities Inc.
BMO Capital Markets Corp.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Telsey Advisory Group LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at (800) 422-8692, by calling BMO Capital Markets Corp. toll-free at (800) 414-3627, by calling Mizuho Securities USA LLC toll-free at (866) 271-7403, by calling RBC Capital Markets, LLC toll free at (866) 375-6829 or by calling Wells Fargo Securities, LLC toll free at (800) 645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.